SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                                  (Check One):
        [] Form 10-K   [] Form 20-F    [] Form11-K    [X] Form 10-Q
             [] Form N-SAR
        For Period Ended: June 18, 1995
        [] Transition Report on Form 10-K
        [] Transition Report on Form 20-F
        [] Transition Report on Form 11-K
        [] Transition Report on Form 10-Q
        [] Transition Report on Form N-SAR
        For the Transition Period Ended:_____________________________
                       ___________________________________

        Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
                      ____________________________________

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________
   _____________________________________________________

   Part I -- Registrant Information
                      ____________________________________

   Full Name of Registrant:           JOURNAL COMMUNICATIONS, INC.
   Former Name if Applicable:
   Address of Principal Executive
      Office (Street and Number):     Journal Square
                                      P. O. Box 661
                                      333 W. State Street
   City, State and Zip Code:          Milwaukee, Wisconsin 53201
                      ____________________________________

   Part II -- Rules 12b-25(b) and (c)
                      ____________________________________

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box if appropriate)

   [X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

   [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   []   (c) The accountant's statement or other exhibit required by Rule 12b-
   25(c) has been attached if applicable.
                       ___________________________________

   Part III -- Narrative
                       ___________________________________

   State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or potion thereof could not be filed within the prescribed period.

       As a result of the sale of assets of Perry Printing Corporation in May 1995, the income statement, cash flow statements and balance sheets were restated to reflect this discountinued operation. A substantial amount of time, effort and the cooperation of our external auditors were necessary to properly state our financial results in conformance with Generally Accepted Accounting Principles.
                      ____________________________________

   Part IV -- Other Information
                      ____________________________________

        (1) Name and telephone number of person to contact in regard to this notification:

          Paul E. Kritzer      (414) 224-2374
                (Name)         (Area Code) (Telephone Number)

        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [X] Yes    [] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [] Yes    [X] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              JOURNAL COMMUNICATIONS, INC.
                  (Name of Registrant as specified in charter)

   has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

   Date:     August 3, 1995                By: /s/ Paul E. Kritzer
                                               Vice President-Legal and
                                                 Corporate Secretary